United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces increase of ownership interest Rio de Janeiro, January 12, 2026 – Vale S.A. (“Vale” or “Company”), in accordance with Article 12 of CVM Resolution No. 44/21, informs that it has received correspondence from Capital World Investors notifying a relevant increase in its shareholding in the Company. Capital World Investors now holds 227,690,911 common shares, representing 5.02% of the Company’s total issued shares. The full correspondence is attached to this notice. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release NOTICE In accordance with the terms set forth in the main section of article 12, of CVM Resolution No. 44 of August 23rd, 2021, as amended, Capital World Investors (“CWI”), in its capacity as an independent investment division of Capital Research and Management Company, a company organized and existing under the laws of the United States of America, with its principal place of business at 333, South Hope Street, Los Angeles, California 90071, United States of America, in its capacity as holding of foreign investment management companies, legally represented in Brazil by J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, registered in CNPJ/MF under the No. 33.851.205/0001-30, and Citibank DTVM S.A., registered in CNPJ/MF under the No. 33.868.597/0001-40, hereby advises that has increased the ownership interest managed by it in common shares (“ON Shares”) issued by Vale S.A., a publicly-held company, registered in CNPJ/MF under the No. 33.592.510/0001-54 (“Company”). CWI managed 209,240,060 ON Shares, corresponding to 4.61% of this type of share and, as a consequence of the aforementioned transactions, now manages 227,690,911 ON Shares, representing 5.02% of this type of share. In addition to the Company’s equity interest referred to above, Capital Research Global Investors and Capital International Investors, in their capacities as independent investment divisions of Capital Research and Management Company, manage, respectively, 55.505.015 ON Shares and 19.059.718 ON Shares, corresponding to, respectively, 1.22% and 0.42% of this type of share. These are minority investments that entail no change in the Company’s control or management structure. Currently, there is no number of Company’s shares envisioned by CWI. In addition, there are no other securities and derivative instruments referencing the Company's shares, directly or indirectly, by CWI or related person, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which CWI or any related person is a party. January 8, 2026. CAPITAL WORLD INVESTORS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: January 12, 2026		Director of Investor Relations